March 21, 2017

U.S. Securities and Exchange Commission	Via EDGAR

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Attn: Lyn Shenk, Branch Chief, Office of Transportation and Leisure

Re:	The Scotts Miracle-Gro Company
Form 10-K for Fiscal Year Ended September 30, 2016
Filed November 28, 2016
Form 8-K Furnished January 31, 2017
Form S-4 Filed February 28, 2017
File No. 001-11593

Ladies and Gentlemen:

Set forth below are the responses of The Scotts Miracle-Gro Company (“we,” “us,” “our” and the “Company”) to the comments regarding the above-referenced documents contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated March 7, 2017. For your convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by our response. Unless otherwise stated, references to years in our responses relate to fiscal years of the Company rather than calendar years.

Form 10-K for Fiscal Year Ended September 30, 2016

Item 1A. Risk Factors

Certain of our products may be purchased for use in new and emerging industries, page 10

1.	Please revise this risk factor to clarify, if true, that your hydroponics business relies on cannabis growers purchasing your products. Explain that the federal Controlled Substances Act prohibits growing marijuana, as do the laws of multiple states. Further explain any related risks to your business.

Response:

We respectfully acknowledge the Staff’s comment and in response to the Staff’s comment, we will include the following disclosure (clean and marked for your convenience) in future filings, including (i) Amendment No. 1 to the Form S-4 filed on February 28, 2017, (ii) our Quarterly Report on Form 10-Q for the quarterly period ending April 1, 2017, and (iii) our Annual Report on Form 10-K for the fiscal year ending September 30, 2017:

U.S. Securities and Exchange Commission

March 21, 2017

Clean:

Certain of our products may be purchased for use in new and emerging industries or segments and/or be subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions.

We sell products, including hydroponic gardening products, that end users may purchase for use in new and emerging industries or segments, including the growing of cannabis, that may not grow or achieve market acceptance in a manner that we can predict. The demand for these products is dependent on the growth of these industries or segments, which is uncertain.

In addition, we sell products that end users may purchase for use in industries or segments, including the growing of cannabis, that are subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions.  For example, certain countries and 28 U.S. states have adopted frameworks that authorize, regulate, and tax the cultivation, processing, sale, and use of cannabis for medicinal and/or non-medicinal use, although the U.S. Controlled Substances Act and the laws of multiple other U.S. states prohibit growing cannabis.

Our gardening products, including our hydroponic gardening products, are multi-purpose products designed and intended for growing a wide range of plants and are generally purchased from retailers by end users who may grow any variety of plants, including cannabis.  Although the demand for our products may be negatively impacted depending on how laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions develop, we cannot reasonably predict the nature of such developments or the effect, if any, that such developments could have on our business.

Marked:

Certain of our products may be purchased for use in new and emerging industries ~~that are~~ or segments and/or be subject to varying, inconsistent, and rapidly changing laws ~~and~~, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer ~~perception~~ perceptions.

~~Certain of our products may be purchased~~ We sell products, including hydroponic gardening products, that end users may purchase for use in new and emerging industries or segments, including the growing of cannabis, that may not grow or achieve market acceptance ~~as rapidly as we expect.~~ in a manner that we can predict. The demand for ~~such products may be negatively impacted if these industries grow more slowly than we expect~~ these products is dependent on the growth of these industries or segments, which is uncertain.

In addition, ~~certain of our products, including, for example, our hydroponic gardening products, may be purchased~~ we sell products that end users may purchase for use in industries or segments, including the growing of cannabis, that are subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions. For example, certain countries and 28 U.S. states have adopted frameworks that authorize, regulate, and tax the cultivation, processing, sale, and use of cannabis for medicinal and/or non-medicinal use, although the U.S. Controlled Substances Act and the laws of multiple other U.S. states prohibit growing cannabis.

Our gardening products, including our hydroponic gardening products, are multi-purpose products designed and intended for growing a wide range of plants and are generally purchased from retailers by end users who may grow any variety of plants, including cannabis. Although the demand for our products may be negatively impacted ~~if the~~depending on how laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions applicable to such industries evolve in a manner that adversely affects the industries. We cannot predict the nature of any future laws, regulations, administrative policies and consumer perceptions ~~applicable to the industries in which our products are used, nor can we determine what effect, if any, such additional laws, regulations, administrative policies and consumer perceptions~~develop, we cannot reasonably predict the nature of such developments or the effect, if any, that such developments could have on our business.

Item 6. Selected Financial Data, page 22

2.	Please tell us and include in your future filings substantive statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to Item 10(e)(1)(i)(c) and SEC Release 33-8176 (FR-65).

Response:

We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, we will revise our discussion of non-GAAP measures in future filings to include substantive statements disclosing the reasons why management believes the presentation of each of the individual non-GAAP measures provide useful information to our investors regarding our financial condition and results of operations. Please refer to Annex A to this letter which provides our proposed revised discussion of non-GAAP measures (using for this purpose our Form 8-K furnished January 31, 2017). This proposed discussion of non-GAAP measures will be consistently used within our future filings, including our earnings releases furnished on Form 8-K and annual reports on Form 10-K. We will also file an Amendment No. 1 to the Form S-4 filed on February 28, 2017 to revise the Selected Consolidated Financial Data currently appearing on pages 23-28 for these proposed changes. Please refer to Annex D to this letter which provides our proposed revised disclosures that will be included within Amendment No. 1 to Form S-4.

U.S. Securities and Exchange Commission

March 21, 2017

3.	We note that you title certain of your non-GAAP measures as “Pro Forma Adjusted Earnings” and “Pro Forma Adjusted Earnings per common share.” Please revise the labeling of these measures so as not to imply that these measures are prepared pursuant to Article 11 of Regulation S-X.

Response:

We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, we will revise the labeling of our non-GAAP measures of “Pro Forma Adjusted Earnings” and “Pro Forma Adjusted Earnings per common share” in future filings to state “SLS Divestiture Adjusted Earnings” and “SLS Divestiture Adjusted Earnings per common share.” These proposed revisions will be consistently applied within our future filings, including our earnings releases furnished on Form 8-K and annual reports on Form 10-K. We will also file an Amendment No. 1 to the Form S-4 filed on February 28, 2017 to revise the Selected Consolidated Financial Data currently appearing on pages 23-28 for these proposed changes. Please refer to Annex D to this letter which provides our proposed revised disclosures that will be included within Amendment No. 1 to Form S-4.

4.	Please tell us why you believe it is appropriate to reconcile “Adjusted EBITDA” to “Income from Continuing Operations” rather than to net income. In this regard, we note your statement on page 25 “Adjusted EBITDA is calculated as net income (loss) before interest, taxes, depreciation and amortization as well as certain other items such as the impact of the cumulative effect of changes in accounting, costs associated with debt refinancing and other non-recurring or non-cash items affecting net income.”

Response:

We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, we will revise the reconciliation of “Adjusted EBITDA” to reconcile to “Net Income” in future filings. Please refer to Annex B to this letter which provides our proposed revised reconciliation showing the prior and planned format (using for this purpose our Form 8-K furnished January 31, 2017). This proposed reconciliation will be consistently used within our future filings, including our earnings releases furnished on Form 8-K and annual reports on Form 10-K. We will also file an Amendment No. 1 to the Form S-4 filed on February 28, 2017 to revise the Selected Consolidated Financial Data currently appearing on pages 23-28 for these proposed changes. Please refer to Annex D to this letter which provides our proposed revised disclosures that will be included within Amendment No. 1 to Form S-4.

Item 7. Management’s Discussion and Analysis
Segment Results, page 35

5.	We note that you appear to use two different titles to refer to the same measure of segment profitability. On page 108 in Note 22 to your financial statements, you refer to the measure as “income (loss) from continuing operations before amortization, impairment, restructuring and other charges.” However, on page 36 and throughout your segment disclosures in MD&A, you refer to the same measure as “Operating Income.” Please revise your filing throughout to use consistent titles for the same measure which are not confusingly similar to titles or descriptions used for GAAP financial measures.

U.S. Securities and Exchange Commission

March 21, 2017

Response:

We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, we will revise the title of our measure of segment profitability in future filings to use a consistent title throughout which is not confusingly similar to titles or descriptions used for GAAP financial measures. Our proposed revised title is “Segment Profit (Loss),” which we will define as “income (loss) from continuing operations before income taxes, amortization, impairment, restructuring and other charges.” This proposed title will be consistently used throughout our future filings, including our earnings releases furnished on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K.

6.	To the extent applicable, please apply the above comments to your periodic reports and to your earnings releases furnished on Form 8-K.

Response:

We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, we will apply the above comments to our future periodic reports and to our earnings releases furnished on Form 8-K.

Form 8-K Furnished January 31, 2017
Exhibit 99.1

7.	Please revise your future earnings releases to:
•	Reconcile non-GAAP guidance to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and C&DIs 102.10 and 105.06.
•	Revise to eliminate presentation of a full income statement of non-GAAP measures. Refer to C&DI 102.10.

Response:

We respectfully acknowledge the Staff’s comments. In response to the Staff’s first comment, in future earnings releases and filings containing forward-looking non-GAAP guidance that do not include a quantitative reconciliation to the most directly comparable GAAP measure in reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K, the Company will include language similar to the following disclosure:

“The Company does not provide a GAAP EPS outlook, which is the most directly comparable GAAP measure to non-GAAP adjusted EPS, because changes in the items that the Company excludes from GAAP EPS to calculate non-GAAP adjusted EPS, described above, can be dependent on future events that are less capable of being controlled or reliably predicted by management and are not part of the Company’s routine operating activities. Additionally, due to their unpredictability, management does not forecast the excluded items for internal use and therefore cannot create or rely on a GAAP EPS outlook without unreasonable efforts. The timing and amount of any of the excluded items could significantly impact the Company’s GAAP EPS. As a result, the Company does not provide a reconciliation of guidance for non-GAAP adjusted EPS to GAAP EPS, in reliance on the unreasonable efforts exception provided under Item 10(e)(1)(i)(B) of Regulation S-K.”

U.S. Securities and Exchange Commission

March 21, 2017

In response to the Staff’s second comment, we will revise the Reconciliation of Non-GAAP Disclosure Items exhibit in future filings to exclude Net sales and other line items not impacted by non-GAAP adjustments from the reconciliation. We will also eliminate certain of the subtotals and change the formatting of the schedule to make it evident that the reconciliation is not an income statement. Please refer to Annex C to this letter which provides our proposed revised reconciliation showing the prior and planned format (using for this purpose our Form 8-K furnished January 31, 2017). This proposed reconciliation will be consistently used within our future filings, including our earnings releases furnished on Form 8-K.

Form S-4 Filed February 28, 2017

8.	We note that your Annual Report on Form 10-K for the fiscal year ended September 30, 2016 is incorporated by reference into your Form S-4. Please note that that all comments on your Form 10-K must be resolved before we act on a request for acceleration of effectiveness of your Form S-4.

Response:

We respectfully acknowledge the Staff’s comment.

**********

On behalf of The Scotts Miracle-Gro Company, I thank you for your consideration of our responses. If you have any questions or would like to discuss any of the information covered in this letter, please contact me at (937) 645-2754.

Sincerely,

/s/ Thomas Randal Coleman

Thomas Randal Coleman
Chief Financial Officer

Annex A

Proposed Discussion of Non-GAAP Measures

(4)	Reconciliation of Non-GAAP Measures

Use of Non-GAAP Measures

To supplement the financial measures prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), the Company uses non-GAAP financial measures. The reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are shown in the tables above. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for or superior to, financial measures reported in accordance with GAAP. Moreover, these non-GAAP financial measures have limitations in that they do not reflect all the items associated with the operations of the business as determined in accordance with GAAP. Other companies may calculate similarly titled non-GAAP financial measures differently than the Company, limiting the usefulness of those measures for comparative purposes.

In addition to GAAP measures, management uses these non-GAAP financial measures to evaluate the Company’s performance, engage in financial and operational planning and determine incentive compensation because it believes that these measures provide additional perspective on and, in some circumstances are more closely correlated to, the performance of the Company’s underlying, ongoing business.

Management believes that these non-GAAP financial measures are useful to investors in their assessment of operating performance and the valuation of the Company. In addition, these non-GAAP financial measures address questions routinely received from analysts and investors and, in order to ensure that all investors have access to the same data, management has determined that it is appropriate to make this data available to all investors. Non-GAAP financial measures exclude the impact of certain items (as further described below) and provide supplemental information regarding operating performance. By disclosing these non-GAAP financial measures, management intends to provide investors with a supplemental comparison of operating results and trends for the periods presented. Management believes these measures are also useful to investors as such measures allow investors to evaluate performance using the same metrics that management uses to evaluate past performance and prospects for future performance.

Exclusions from Non-GAAP Financial Measures

Non-GAAP financial measures reflect adjustments based on the following items:

•	Impairments, which are excluded because they do not occur in or reflect the ordinary course of the Company’s ongoing business operations and their exclusion results in a metric that provides supplemental information about the sustainability of operating performance.
•	Restructuring and employee severance costs, which include charges for discrete projects or transactions that fundamentally change the Company’s operations and are excluded because they are not part of the ongoing operations of its underlying business, which includes normal levels of reinvestment in the business.
•	Costs related to refinancing, which are excluded because they do not typically occur in the normal course of business and may obscure analysis of trends and financial performance. Additionally, the amount and frequency of these types of charges is not consistent and is significantly impacted by the timing and size of debt financing transactions.

1

Annex A

•	Charges or credits incurred by the TruGreen Joint Venture that are apart from and not indicative of the results of its ongoing operations, including transaction related costs, restructurings and other discrete projects or transactions including a non-cash purchase accounting fair value write down adjustment related to deferred revenue and advertising (“TruGreen Joint Venture non-GAAP adjustments”).
•	Discontinued operations and other unusual items, including costs or gains related to discrete projects or transactions and are excluded because they are not comparable from one period to the next and are not part of the ongoing operations of the Company’s underlying business.

The tax effect for each of the items listed above is determined using the tax rate and other tax attributes applicable to the item and the jurisdiction(s) in which the item is recorded.

Definitions of Non-GAAP Financial Measures

The reconciliations of non-GAAP disclosure items includes the following financial measures that are not calculated in accordance with GAAP and are utilized by management in evaluating the performance of the business, engaging in financial and operational planning, the determination of incentive compensation, and by investors and analysts in evaluating performance of the business:

Adjusted gross profit: Gross profit excluding impairment, restructuring and other charges / recoveries.

Adjusted income (loss) from operations: Income (loss) from operations excluding impairment, restructuring and other charges / recoveries.

Adjusted equity in income (loss) of unconsolidated affiliates: Equity in income (loss) of unconsolidated affiliates excluding TruGreen Joint Venture non-GAAP adjustments.

Adjusted income (loss) from continuing operations before income taxes: Income (loss) from continuing operations before income taxes excluding impairment, restructuring and other charges / recoveries, costs related to refinancing and TruGreen Joint Venture non-GAAP adjustments.

Adjusted income tax expense (benefit) from continuing operations: Income tax expense (benefit) from continuing operations excluding the tax effect of impairment, restructuring and other charges / recoveries, costs related to refinancing and TruGreen Joint Venture non-GAAP adjustments.

Adjusted income (loss) from continuing operations: Income (loss) from continuing operations excluding impairment, restructuring and other charges / recoveries, costs related to refinancing and TruGreen Joint Venture non-GAAP adjustments, each net of tax.

Adjusted net income (loss) attributable to controlling interest from continuing operations: Net income (loss) attributable to controlling interest excluding impairment, restructuring and other charges / recoveries, costs related to refinancing, TruGreen Joint Venture non-GAAP adjustments and discontinued operations, each net of tax.

Adjusted diluted income (loss) per common share from continuing operations: Diluted loss per common share from continuing operations excluding impairment, restructuring and other charges / recoveries, costs related to refinancing and TruGreen Joint Venture non-GAAP adjustments, each net of tax.

SLS Divestiture adjusted income (loss): Net income (loss) from continuing operations excluding impairment, restructuring and other charges / recoveries, costs related to refinancing and TruGreen Joint Venture non-GAAP adjustments, each net of tax. This measure also includes income (loss) from discontinued operations related to the SLS Business; however, excludes the gain on the contribution of the SLS Business to the TruGreen Joint Venture, each net of tax.

2

Annex A

SLS Divestiture adjusted income (loss) per common share: Diluted net income (loss) per common share excluding impairment, restructuring and other charges / recoveries, costs related to refinancing and TruGreen Joint Venture non-GAAP adjustments, each net of tax. This measure also includes income (loss) from discontinued operations related to the SLS Business; however, excludes the gain on the contribution of the SLS Business to the TruGreen Joint Venture, each net of tax.

Adjusted EBITDA: Net income (loss) before interest, taxes, depreciation and amortization as well as certain other items such as the impact of the cumulative effect of changes in accounting, costs associated with debt refinancing and other non-recurring or non-cash items affecting net income (loss). The presentation of adjusted EBITDA is intended to be consistent with the calculation of that measure as required by the Company’s borrowing arrangements, and used to calculate a leverage ratio (maximum of 4.50 at December 31, 2016) and an interest coverage ratio (minimum of 3.00 for the twelve months ended December 31, 2016).

For the three months ended December 31, 2016 and January 2, 2016, the Company incurred costs of $1.4 million and $0.9 million, respectively, related to Project Focus transaction activity within the “Impairment, restructuring and other” line in the Condensed Consolidated Statements of Operations. The Company also incurred $9.6 million in restructuring and other charges from the TruGreen Joint Venture for nonrecurring integration and separation costs and for a non-cash fair value write-down adjustment on deferred revenue and advertising as part of the transaction accounting within the “Equity in loss of unconsolidated affiliates” line in the Condensed Consolidated Statements of Operations. For the three months ended January 2, 2016, the Company incurred $0.4 million and $5.0 million, respectively, in costs related to consumer complaints and claims related to the reformulated Bonus® S fertilizer product sold in the southeastern United States during fiscal 2015 within the “Impairment, restructuring and other” and the “Cost of sales—impairment, restructuring and other” lines in the Condensed Consolidated Statements of Operations.

Forward Looking Non-GAAP Measures

In this earnings release, the Company presents its outlook for fiscal 2017 non-GAAP adjusted EPS. The Company does not provide a GAAP EPS outlook, which is the most directly comparable GAAP measure to non-GAAP adjusted EPS, because changes in the items that the Company excludes from GAAP EPS to calculate non-GAAP adjusted EPS, described above, can be dependent on future events that are less capable of being controlled or reliably predicted by management and are not part of the Company’s routine operating activities. Additionally, due to their unpredictability, management does not forecast the excluded items for internal use and therefore cannot create or rely on a GAAP EPS outlook without unreasonable efforts. The timing and amount of any of the excluded items could significantly impact the Company’s GAAP EPS. As a result, the Company does not provide a reconciliation of guidance for non-GAAP adjusted EPS to GAAP EPS, in reliance on the unreasonable efforts exception provided under Item 10(e)(1)(i)(B) of Regulation S-K.

3

Annex A

Previous Discussion of Non-GAAP Measures

(4)	The Reconciliation of Non-GAAP Disclosure Items includes the following financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”):

Adjusted gross profit, adjusted income (loss) from operations, adjusted equity in (income) loss of unconsolidated affiliates, adjusted income (loss) from continuing operations, adjusted net income (loss) attributable to controlling interest from continuing operations and adjusted diluted income (loss) per common share from continuing operations (“Adjusted Earnings”) — These measures exclude charges or credits relating to impairments, restructurings, discontinued operations, other unusual items and costs related to refinancing. Adjusted Earnings also exclude charges or credits incurred by the TruGreen Joint Venture that are apart from and not indicative of the results of its operations, including transaction related costs, restructurings and other discrete projects or transactions including a non-cash fair value write-down adjustment on deferred revenue and advertising as part of the transaction accounting. The comparable GAAP measures are reported gross profit, reported income (loss) from operations, reported equity in (income) loss of unconsolidated affiliates, reported income (loss) from continuing operations, reported net income (loss) attributable to controlling interest from continuing operations and reported diluted income (loss) per common share from continuing operations. In accordance with Regulation G, the Company has provided a reconciliation of each non-GAAP financial measure to its most directly comparable financial measure calculated and presented in accordance with GAAP. These reconciliations of non-GAAP financial measures are provided solely for the purpose of complying with Regulation G and not as an indication that these non-GAAP financial measures are substitutes for any of the Company’s GAAP financial measures.

Pro Forma Adjusted Income (Loss) and Pro Forma Adjusted Income (Loss) per common share — In addition to the items excluded from Adjusted Earnings, these non-GAAP measures also include income (loss) from discontinued operations related to the SLS Business; however, exclude the gain on the contribution of the SLS Business to the TruGreen Joint Venture. The comparable GAAP measures are reported income (loss) from continuing operations and reported diluted income (loss) per common share from continuing operations. The Company has provided a reconciliation of Pro Forma Adjusted Income (Loss) and Pro Forma Adjusted Income (Loss) per common share to their most directly comparable financial measures calculated and presented in accordance with GAAP. These reconciliations of non-GAAP financial measures are provided solely for the purpose of complying with Regulation G and not as an indication that these non-GAAP financial measures are substitutes for any of the Company’s GAAP financial measures.

Adjusted EBITDA — This measure is calculated as income (loss) before interest, taxes, depreciation and amortization as well as certain other items such as the impact of the cumulative effect of changes in accounting, costs associated with debt refinancing and other non-recurring or non-cash items affecting net income (loss). This measure provides additional information for determining the Company’s ability to meet debt service requirements. The presentation of adjusted EBITDA is intended to be consistent with the calculation of that measure as required by the Company’s borrowing arrangements, and used to calculate a leverage ratio (maximum of 4.50 at December 31, 2016) and an interest coverage ratio (minimum of 3.00 for the twelve months ended December 31, 2016). The Company’s calculation of adjusted EBITDA does not represent and should not be considered as an alternative to net income (loss) or cash flow from operations prepared in accordance with GAAP. The Company makes no representation or assertion that adjusted EBITDA is indicative of its cash flows from operations or results of operations. The Company has provided a reconciliation of income (loss) from continuing operations to adjusted EBITDA solely for the purpose of complying with Regulation G and not as an indication that adjusted EBITDA is a substitute measure for income (loss) from continuing operations.

4

Annex A

For the three months ended December 31, 2016 and January 2, 2016, the Company incurred costs of $1.4 million and $0.9 million, respectively, related to Project Focus transaction activity within the “Impairment, restructuring and other” line in the Condensed Consolidated Statements of Operations. The Company also incurred $9.6 million in restructuring and other charges from the TruGreen Joint Venture for nonrecurring integration and separation costs and for a non-cash fair value write-down adjustment on deferred revenue and advertising as part of the transaction accounting within the “Equity in loss of unconsolidated affiliates” line in the Condensed Consolidated Statements of Operations. For the three months ended January 2, 2016, the Company incurred $0.4 million and $5.0 million, respectively, in costs related to consumer complaints and claims related to the reformulated Bonus® S fertilizer product sold in the southeastern United States during fiscal 2015 within the “Impairment, restructuring and other” and the “Cost of sales—impairment, restructuring and other” lines in the Condensed Consolidated Statements of Operations.

The Company reports its financial results in accordance GAAP. In addition to GAAP measures, the Company uses certain non-GAAP measures to manage the business and evaluate performance because it believes that these measures provide additional meaningful comparison between current results and results in prior operating periods and, in some circumstances, may be more closely correlated to the performance of the Company's underlying, ongoing business. The Company believes that disclosure of these non-GAAP financial measures therefore provides useful supplemental information to investors or other users of the financial statements, such as lenders. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

5

Annex B

THE SCOTTS MIRACLE-GRO COMPANY

Reconciliation of Non-GAAP Disclosure Items

(In millions, except per common share data)

(Unaudited)

Proposed Reconciliation of Adjusted EBITDA:

	Three Months Ended	Three Months Ended
	December 31, 2016	January 2, 2016
Calculation of Adjusted EBITDA:
Net loss (GAAP)	$(64.9)	$(80.8)
Income tax benefit from continuing operations	(35.4)	(43.5)
Income tax benefit from discontinued operations	(0.3)	(1.0)
Adjustment to gain on contribution of SLS Business, net of tax	0.2	—
Adjustment to income tax expense from gain on contribution of SLS Business	0.1	—
Costs related to refinancing	—	8.8
Interest expense	15.6	16.3
Depreciation	14.0	13.5
Amortization	6.0	4.6
Impairment, restructuring and other from continuing operations	11.0	6.5
Impairment, restructuring and other from discontinued operations	0.6	3.0
Expense on certain leases	0.9	0.9
Share-based compensation expense	2.3	2.2
Adjusted EBITDA (Non-GAAP)	$(49.9)	$(69.5)

Previous Reconciliation of Adjusted EBITDA:

	Three Months Ended December 31, 2016	Three Months Ended January 2, 2016
Calculation of Adjusted EBITDA:
Loss from continuing operations (GAAP)	$(64.3)	$(79.3)
Income tax benefit from continuing operations	(35.4)	(43.5)
Loss from discontinued operations, net of tax	(0.6)	(1.5)
Income tax benefit from discontinued operations	(0.3)	(1.0)
Adjustment to gain on contribution of SLS Business, net of tax	0.2	—
Adjustment to income tax expense from gain on contribution of SLS Business	0.1	—
Costs related to refinancing	—	8.8
Interest expense	15.6	16.3
Depreciation	14.0	13.5
Amortization	6.0	4.6
Impairment, restructuring and other from continuing operations	11.0	6.5
Impairment, restructuring and other from discontinued operations	0.6	3.0
Expense on certain leases	0.9	0.9
Share-based compensation expense	2.3	2.2
Adjusted EBITDA (Non-GAAP)	$(49.9)	$(69.5)

6

Annex C

THE SCOTTS MIRACLE-GRO COMPANY

Reconciliation of Non-GAAP Disclosure Items

(In millions, except per common share data)

(Unaudited)

Proposed Non-GAAP Reconciliation Table:

	Three Months Ended December 31, 2016				Three Months Ended January 2, 2016
	As Reported (GAAP)	Discontinued Operations	Impairment, Restructuring and Other	Adjusted (Non-GAAP)	As Reported (GAAP)	Discontinued Operations	Impairment, Restructuring and Other	Costs Related to Refinancing	Adjusted (Non-GAAP)
Gross profit	$44.2	$—	$—	$44.2	$16.7	$—	$(5.2)	$—	$21.9
Gross profit as a % of sales	17.9%			17.9%	8.6%				11.2%
Loss from operations	(70.9)	—	(1.4)	(69.5)	(97.7)	—	(6.5)	—	(91.2)
Loss from operations as a % of sales	(28.7)%			(28.2)%	(50.2)%				(46.8)%
Equity in loss of unconsolidated affiliates	13.2	—	9.6	3.6	—	—	—	—	—
Loss from continuing operations before income taxes	(99.7)	—	(11.0)	(88.7)	(122.8)	—	(6.5)	(8.8)	(107.5)
Income tax benefit from continuing operations	(35.4)	—	(3.9)	(31.5)	(43.5)	—	(2.3)	(3.1)	(38.1)
Loss from continuing operations	(64.3)	—	(7.1)	(57.2)	(79.3)	—	(4.2)	(5.7)	(69.4)
Net loss attributable to controlling interest	(65.3)	(0.6)	(7.1)	(57.6)	(81.3)	(1.5)	(4.2)	(5.7)	(69.9)
Diluted loss per common share from continuing operations	(1.08)	—	(0.12)	(0.96)	(1.30)	—	(0.07)	(0.09)	(1.14)

7

Annex C

THE SCOTTS MIRACLE-GRO COMPANY

Reconciliation of Non-GAAP Disclosure Items

(In millions, except per common share data)

(Unaudited)

Previous Non-GAAP Reconciliation Table:

	Three Months Ended December 31, 2016			Three Months Ended January 2, 2016
	As Reported (GAAP)	Impairment, Restructuring and Other	Adjusted (Non-GAAP)	As Reported (GAAP)	Impairment, Restructuring and Other	Costs Related to Refinancing	Adjusted (Non-GAAP)
Net sales	$246.8	$—	$246.8	$194.5	$(0.2)	$—	$194.7
Cost of sales	202.6	—	202.6	172.8	—	—	172.8
Cost of sales—impairment, restructuring and other	—	—	—	5.0	5.0	—	—
Gross profit	44.2	—	44.2	16.7	(5.2)	—	21.9
% of sales	17.9%		17.9%	8.6%			11.2%
Operating expenses:
Selling, general and administrative	119.1	—	119.1	113.3	—	—	113.3
Impairment, restructuring and other	1.4	1.4	—	1.3	1.3	—	—
Other income, net	(5.4)	—	(5.4)	(0.2)	—	—	(0.2)
Loss from operations	(70.9)	(1.4)	(69.5)	(97.7)	(6.5)	—	(91.2)
% of sales	(28.7)%		(28.2)%	(50.2)%			(46.8)%
Equity in loss of unconsolidated affiliates	13.2	9.6	3.6	—	—	—	—
Costs related to refinancing	—	—	—	8.8	—	8.8	—
Interest expense	15.6	—	15.6	16.3	—	—	16.3
Loss from continuing operations before income taxes	(99.7)	(11.0)	(88.7)	(122.8)	(6.5)	(8.8)	(107.5)
Income tax benefit from continuing operations	(35.4)	(3.9)	(31.5)	(43.5)	(2.3)	(3.1)	(38.1)
Loss from continuing operations	(64.3)	(7.1)	(57.2)	(79.3)	(4.2)	(5.7)	(69.4)
Net income attributable to noncontrolling interest	(0.4)	—	(0.4)	(0.5)	—	—	(0.5)
Net loss attributable to controlling interest from continuing operations	$(64.7)	$(7.1)	$(57.6)	$(79.8)	$(4.2)	$(5.7)	$(69.9)
Basic loss per common share from continuing operations	$(1.08)	$(0.12)	$(0.96)	$(1.30)	$(0.07)	$(0.09)	$(1.14)
Diluted loss per common share from continuing operations	$(1.08)	$(0.12)	$(0.96)	$(1.30)	$(0.07)	$(0.09)	$(1.14)
Common shares used in basic loss per share calculation	60.1	60.1	60.1	61.5	61.5	61.5	61.5
Common shares and potential common shares used in diluted loss per share calculation	60.1	60.1	60.1	61.5	61.5	61.5	61.5

8

Annex D

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for the periods indicated. You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2016 and our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016, which are incorporated by reference in this prospectus. The summary consolidated financial data presented below as of and for the fiscal years ended September 30, 2016, 2015, 2014, 2013 and 2012 has been derived from our audited financial statements. The financial data for the three months ended December 31, 2016 and January 2, 2016 are derived from our unaudited condensed consolidated financial statements incorporated by reference herein. Given the seasonal nature of the lawn and garden category, we historically report a loss in our fiscal first quarter; therefore, operating results for the three months ended December 31, 2016 are not necessarily indicative of the results that may be expected for the entire fiscal year ending September 30, 2017.

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Annex D

	Year Ended September 30,
	2016	2015	2014	2013	2012
	(In millions, except per share amounts)
GAAP OPERATING RESULTS:
Net sales	$2,836.1	$2,728.0	$2,578.3	$2,515.9	$2,524.7
Gross profit	995.4	908.0	890.1	843.6	830.2
Income from operations	459.3	262.1	283.7	280.2	212.7
Income from continuing operations	253.3	137.8	145.5	140.2	93.0
Income (loss) from discontinued operations, net of tax	61.5	20.9	20.7	20.9	13.5
Net income	314.8	158.7	166.2	161.1	106.5
Net income attributable to controlling interest	315.3	159.8	166.5	161.1	106.5
NON-GAAP ADJUSTED OPERATING RESULTS(2):
Adjusted income from operations	$419.9	$352.1	$333.7	$300.5	$228.0
Adjusted income from continuing operations	241.1	196.3	185.4	153.4	104.7
Adjusted income attributable to controlling interest from continuing operations	241.6	197.4	185.7	153.4	104.7
SLS Divestiture adjusted income	232.6	219.3	206.3	172.6	123.3
FINANCIAL POSITION:
Working capital(3)	$398.6	$500.6	$373.4	$359.8	$555.2
Current ratio(3)	1.7	1.8	1.7	1.7	2.4
Property, plant and equipment, net	470.8	444.1	429.4	414.9	420.3
Total assets	2,808.8	2,527.2	2,058.3	1,937.1	2,074.4
Total debt to total book capitalization(4)	64.8%	65.1%	58.6%	44.4%	56.5%
Total debt	1,316.1	1,157.6	782.7	568.2	782.6
Total equity—controlling interest	715.2	620.7	553.7	710.5	601.9
CASH FLOWS:
Cash flows provided by operating activities	$237.4	$246.9	$240.9	$342.0	$153.4
Investments in property, plant and equipment	58.3	61.7	87.6	60.1	69.4
Investment in marketing and license agreement	—	300.0	—	—	—
Investments in loans receivable	90.0	—	—	—	—
Net distributions from unconsolidated affiliates	194.1	—	—	—	—
Investments in acquired businesses, net of cash acquired and payments on sellers notes	161.2	181.7	114.8	4.0	7.0
Dividends paid	116.6	111.3	230.8	87.8	75.4
Purchases of Common Shares	130.8	14.8	120.0	—	17.5
PER SHARE DATA:
GAAP earnings per common share from continuing operations:
Basic	$4.15	$2.27	$2.37	$2.27	$1.53
Diluted	4.09	2.23	2.32	2.24	1.50
Non-GAAP adjusted earnings per common share from continuing operations:
Adjusted diluted(2)	3.90	3.17	2.96	2.45	1.69
SLS Divestiture adjusted income(2)	3.75	3.53	3.29	2.76	1.99
Dividends per common share(5)	1.910	1.820	3.763	1.413	1.225
Stock price at year-end	83.27	60.82	55.00	55.03	43.47
Stock price range—High	83.73	68.99	60.30	55.99	55.95
Stock price range—Low	60.25	54.71	50.51	39.64	35.49
OTHER:
Adjusted EBITDA(2)	$517.4	$471.8	$412.4	$390.5	$302.9
Leverage ratio(6)	3.10	2.63	2.18	2.05	2.93
Interest coverage ratio(6)	7.88	9.34	9.41	6.59	4.90
Weighted average Common Shares outstanding	61.1	61.1	61.6	61.7	61.0
Common shares and dilutive potential common shares used in diluted EPS calculation	62.0	62.2	62.7	62.6	62.1

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Annex D

(2)	Reconciliation of Non-GAAP Measures

Use of Non-GAAP Measures

To supplement the financial measures prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), we use non-GAAP financial measures. The reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are shown in the tables below.These non-GAAP financial measures should not be considered in isolation from, or as a substitute for or superior to, financial measures reported in accordance with GAAP. Moreover, these non-GAAP financial measures have limitations in that they do not reflect all the items associated with the operations of the business as determined in accordance with GAAP. Other companies may calculate similarly titled non-GAAP financial measures differently than us, limiting the usefulness of those measures for comparative purposes.

In addition to GAAP measures, we use these non-GAAP financial measures to evaluate our performance, engage in financial and operational planning and determine incentive compensation because we believe that these measures provide additional perspective on and, in some circumstances are more closely correlated to, the performance of our underlying, ongoing business.

We believe that these non-GAAP financial measures are useful to investors in their assessment of operating performance and the valuation of the Company. In addition, these non-GAAP financial measures address questions routinely received from analysts and investors and, in order to ensure that all investors have access to the same data, we have determined that it is appropriate to make this data available to all investors. Non-GAAP financial measures exclude the impact of certain items (as further described below) and provide supplemental information regarding operating performance. By disclosing these non-GAAP financial measures, we intend to provide investors with a supplemental comparison of operating results and trends for the periods presented. We believe these measures are also useful to investors as such measures allow investors to evaluate performance using the same metrics that we use to evaluate past performance and prospects for future performance.

Exclusions from Non-GAAP Financial Measures

Non-GAAP financial measures reflect adjustments based on the following items:

•	Impairments, which are excluded because they do not occur in or reflect the ordinary course of our ongoing business operations and their exclusion results in a metric that provides supplemental information about the sustainability of operating performance.
•	Restructuring and employee severance costs, which include charges for discrete projects or transactions that fundamentally change our operations and are excluded because they are not part of the ongoing operations of our underlying business, which includes normal levels of reinvestment in the business.
•	Costs related to refinancing, which are excluded because they do not typically occur in the normal course of business and may obscure analysis of trends and financial performance. Additionally, the amount and frequency of these types of charges is not consistent and is significantly impacted by the timing and size of debt financing transactions.
•	Charges or credits incurred by the TruGreen Joint Venture that are apart from and not indicative of the results of its ongoing operations, including transaction related costs, restructurings and other discrete projects or transactions including a non-cash purchase accounting fair value write down adjustment related to deferred revenue and advertising (“TruGreen Joint Venture non-GAAP adjustments”).
•	Discontinued operations and other unusual items, including costs or gains related to discrete projects or transactions and are excluded because they are not comparable from one period to the next and are not part of the ongoing operations of our underlying business.

The tax effect for each of the items listed above is determined using the tax rate and other tax attributes applicable to the item and the jurisdiction(s) in which the item is recorded.

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Annex D

Definitions of Non-GAAP Financial Measures

The reconciliations of non-GAAP disclosure items includes the following financial measures that are not calculated in accordance with GAAP and are utilized by us in evaluating the performance of the business, engaging in financial and operational planning, the determination of incentive compensation, and by investors and analysts in evaluating performance of the business:

Adjusted income (loss) from operations: Income (loss) from operations excluding impairment, restructuring and other charges / recoveries and product registration and recall matters and other charges.

Adjusted income (loss) from continuing operations: Income (loss) from continuing operations excluding impairment, restructuring and other charges / recoveries, costs related to refinancing, product registration and recall matters and other charges and TruGreen Joint Venture non-GAAP adjustments, each net of tax.

Adjusted net income (loss) attributable to controlling interest from continuing operations: Net income (loss) attributable to controlling interest excluding impairment, restructuring and other charges / recoveries, costs related to refinancing, product registration and recall matters and other charges, TruGreen Joint Venture non-GAAP adjustments and discontinued operations, each net of tax.

Adjusted diluted income (loss) per common share from continuing operations: Diluted loss per common share from continuing operations excluding impairment, restructuring and other charges / recoveries, costs related to refinancing, product registration and recall matters and other charges and TruGreen Joint Venture non-GAAP adjustments, each net of tax.

SLS Divestiture adjusted income (loss): Net income (loss) from continuing operations excluding impairment, restructuring and other charges / recoveries, costs related to refinancing, product registration and recall matters and other charges and TruGreen Joint Venture non-GAAP adjustments, each net of tax. This measure also includes income (loss) from discontinued operations related to the SLS Business; however, excludes the gain on the contribution of the SLS Business to the TruGreen Joint Venture, each net of tax.

SLS Divestiture adjusted income (loss) per common share: Diluted net income (loss) per common share excluding impairment, restructuring and other charges / recoveries, costs related to refinancing, product registration and recall matters and other charges and TruGreen Joint Venture non-GAAP adjustments, each net of tax. This measure also includes income (loss) from discontinued operations related to the SLS Business; however, excludes the gain on the contribution of the SLS Business to the TruGreen Joint Venture, each net of tax.

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Annex D

Adjusted EBITDA: Net income (loss) before interest, taxes, depreciation and amortization as well as certain other items such as the impact of the cumulative effect of changes in accounting, costs associated with debt refinancing and other non-recurring or non-cash items affecting net income (loss). The presentation of adjusted EBITDA is intended to be consistent with the calculation of that measure as required by our borrowing arrangements, and used to calculate a leverage ratio (maximum of 4.50 at September 30, 2016) and an interest coverage ratio (minimum of 3.00 for the twelve months ended September 30, 2016).

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Annex D

A reconciliation of the non-GAAP measures to the most directly comparable GAAP measures is presented in the following table:

	Year Ended September 30,
	2016	2015	2014	2013	2012
	(In millions, except per share amounts)
Income from operations	$459.3	$262.1	$283.7	$280.2	$212.7
Impairment, restructuring and other (recoveries) charges	(39.4)	90.0	50.0	20.3	7.1
Product registration and recall matters	—	—	—	—	8.2
Adjusted income from operations	$419.9	$352.1	$333.7	$300.5	$228.0
Income from continuing operations	$253.3	$137.8	$145.5	$140.2	$93.0
Net loss attributable to noncontrolling interest	0.5	1.1	0.3	—	—
Net income (loss) attributable to controlling interest from continuing operations	253.8	138.9	145.8	140.2	93.0
Impairment, restructuring and other	(27.7)	90.0	50.0	20.3	7.1
Costs related to refinancing	8.8	—	10.7	—	—
Product registration and recall matters	—	—	—	—	8.2
Adjustment to income tax expense from continuing operations	6.7	(31.5)	(20.8)	(7.1)	(3.6)
Adjusted income attributable to controlling interest from continuing operations	$241.6	$197.4	$185.7	$153.4	$104.7
Income from discontinued operations from SLS Business	$102.9	$32.5	$30.9	$30.3	$28.5
Gain on contribution of SLS Business	(131.2)	—	—	—	—
Income (loss) from SLS Business in discontinued operations, net of gain on contribution of SLS Business	(28.3)	32.5	30.9	30.3	28.5
Income tax benefit from SLS Business in discontinued operations	10.5	(11.6)	(11.0)	(11.1)	(9.9)
Income (loss) from SLS Business in discontinued operations, net of tax	(17.8)	20.9	19.9	19.2	18.6
Impairment, restructuring and other from SLS Business in discontinued operations	13.6	1.5	1.0	—	—
Income tax expense from impairment, restructuring and other from SLS Business in discontinued operations	(4.8)	(0.5)	(0.3)	—	—
SLS Divestiture adjusted income	$232.6	$219.3	$206.3	$172.6	$123.3

Diluted income per share from continuing operations	$4.09	$2.23	$2.32	$2.24	$1.50
Impairment, restructuring and other	(0.45)	1.45	0.80	0.32	0.11
Costs related to refinancing	0.14	—	0.17	—	—
Product registration and recall matters	—	—	—	—	0.13
Adjustment to income tax expense from continuing operations	0.11	(0.51)	(0.33)	(0.11)	(0.06)
Adjusted diluted income per common share from continuing operations	$3.90	$3.17	$2.96	$2.45	$1.69
Income from discontinued operations from SLS Business	$1.66	$0.52	$0.49	$0.48	$0.46
Gain on contribution of SLS Business	(2.12)	—	—	—	—
Income (loss) from SLS Business in discontinued operations, net of gain on contribution of SLS Business	(0.46)	0.52	0.49	0.48	0.46
Income tax benefit from SLS Business in discontinued operations	0.17	(0.19)	(0.18)	(0.18)	(0.16)
Income (loss) from SLS Business in discontinued operations, net of tax	(0.29)	0.34	0.32	0.31	0.30
Impairment, restructuring and other from SLS Business in discontinued operations	0.22	0.02	0.01	—	—
Income tax expense from impairment, restructuring and other from SLS Business in discontinued operations	(0.08)	—	—	—	—
SLS Divestiture adjusted income per common share	$3.75	$3.53	$3.29	$2.76	$1.99
The sum of the components may not equal the total due to rounding.

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Annex D

A numeric reconciliation of net income to Adjusted EBITDA is as follows:

	Year ended September 30,
	2016	2015	2014	2013	2012
	(In millions, except per share data)
Net income	$314.8	$158.7	$166.2	$161.1	$106.5
Income tax expense from continuing operations	139.4	73.8	80.2	80.8	57.9
Income tax expense from discontinued operations	41.4	11.6	11.9	11.8	10.4
Gain on contribution of SLS Business, net of tax	(79.3)	—	—	—	—
Income tax expense from gain on contribution of SLS Business	(51.9)	—	—	—	—
Costs related to refinancings	8.8	—	10.7	—	—
Interest expense	65.6	50.5	47.3	59.2	61.8
Depreciation	53.8	51.4	50.6	54.9	51.5
Amortization	19.7	17.6	13.8	11.2	10.9
Gain on investment of unconsolidated affiliate(7)	—	—	(3.3)	—	—
Impairment, restructuring and other from continuing operations	(27.7)	90.0	32.9	11.2	4.7
Impairment, restructuring and other from discontinued operations	13.6	1.5	0.8	—	—
Product registration and recall matters, non-cash portion	—	—	—	—	0.2
Mark-to-market adjustments on derivatives	—	—	1.3	0.3	(1.0)
Expense on certain leases	3.6	3.5	—	—	—
Share-based compensation expense	15.6	13.2	—	—	—
Adjusted EBITDA	$517.4	$471.8	$412.4	$390.5	$302.9

15